Exhibit 12

RAYTHEON COMPANY

STATEMENT REGARDING COMPUTATION OF
RATIO OF EARNINGS TO COMBINED FIXED CHARGES
(income excludes discontinued operations for all periods)

	Year Ended December 31,
(In millions, except ratio)	2015	2014	2013	2012	2011
Pretax income from continuing operations attributable to Raytheon Company common stockholders*	$2,789	$2,952	$2,740	$2,788	$2,613
Add:
Fixed charges	317	291	296	291	265
Amortization of capitalized interest	3	4	4	4	5
Less:
Capitalized interest	5	3	3	4	3
Income as adjusted	$3,104	$3,244	$3,037	$3,079	$2,880
Fixed charges:
Portion of rents representative of interest factor	$79	$75	$83	$86	$90
Interest on indebtedness	233	213	210	201	172
Capitalized interest	5	3	3	4	3
Fixed charges	$317	$291	$296	$291	$265
Ratio of earnings to fixed charges	9.8	11.1	10.3	10.6	10.9

*Net of adjustment for earnings from affiliates